UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                         ------------------------------



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)1

                            Merrimac Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, $.50 par value
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                         (Title of Class of Securities)

                                    59026210
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                                 (CUSIP Number)
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                             Thomas C. Meriam, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                           (See discussion in Item 1)
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59026210                       13D                  Page 2 of 4 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


    Arthur A. Oliner


2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  |_|

                                                                       (b)  |_|


3   SEC USE ONLY


4   SOURCE OF FUNDS*

    PF


5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                                   |_|


6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



    NUMBER OF        7     SOLE VOTING POWER

     SHARES 170,764 shares of Common Stock, $.50 par value ("Common Stock"), see Item 5, Interest in Securities of the Issuer

  BENEFICIALLY       8     SHARED VOTING POWER

    OWNED BY               -  0 -


      EACH           9     SOLE DISPOSITIVE POWER

    REPORTING              170,764 shares of Common Stock, $.50 par value
                           ("Common Stock"), see Item 5, Interest in
                           Securities of the Issuer

     PERSON          10    SHARED DISPOSITIVE POWER

      WITH
                           - 0 -


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    170,764 shares of Common Stock, $.50 par value ("Common Stock"), see Item 5, Interest in Securities of the Issuer


12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         |X|


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    10.95%  See Item 5, Interest in Securities of the Issuer


14  TYPE OF REPORTING PERSON*

    IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 59026210                     13D                    Page 3 of 4 Pages


         This Amendment No. 1 (the "Amendment") amends the Schedule 13D filed on April 26, 1996 (the "Schedule 13D") by Dr. Arthur A. Oliner (the "Reporting Person"). Except as specifically amended hereby, the Schedule 13D remains in full force and effect.

         Defined terms herein shall have the meaning specified in the Schedule 13D, except as otherwise provided herein.


Item 5.  Interest in the Securities of the Issuer.

         Item 5 is hereby amended by adding the following paragraph.

         The Reporting Person was granted options to acquire 1,500 shares, 15,000 shares and 1,500 shares of Common Stock on April 25, 1996, September 5, 1996 and May 12, 1997, respectively.

         The Reporting Person beneficially owns an aggregate of 179,426 shares of Common Stock, comprising approximately 11.5% of the outstanding shares of Common Stock (based upon Merrimac's most recent Quarterly Report on Form 10-QSB stating that as of August 1, 1997, 1,537,496 shares of Common Stock are outstanding). Of these 179,426 shares, 22,500 shares are deemed to be beneficially owned because the Reporting Person may acquire them within 60 days by exercising stock options. Also included in the above number are 8,662 shares of Common Stock owned by his wife. The Reporting Person has no right, sole, shared or otherwise, or ability to direct the vote or disposition of

CUSIP No. 59026210                     13D                    Page 4 of 4 Pages


such shares; accordingly, the Reporting Person disclaims beneficial ownership thereof.

         Except as set forth in Item 5, the Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of all the shares of Common Stock reported herein as owned by him. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Common Stock.


                                    SIGNATURE

         After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date:  August 27, 1997



                                                    /s/ Arthur A. Oliner
                                                   -----------------------
                                                       Arthur A. Oliner